U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                     TECHNICAL ENVIRONMENT SOLUTIONS, INC.
                  --------------------------------------------
                 (Name of Small Business Issuer in its charter)

          Colorado                                       98-0149351
-------------------------------              -----------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)

                                  C/O TES GmbH
                                Karl-Bohm-Str. 2
                            85598 Baldham b. Munchen
                                     Germany
              ----------------------------------------------------
             (Address of principal executive offices) (Postal Code)

                                   Copies to:
                               Henry F. Schlueter
                          Schlueter & Associates, P.C.
                       1050 Seventeenth Street, Suite 1700
                             Denver, Colorado 80265
                                 (303) 292-3883
                                       and
                                  Paul Maricle
                              Rossi & Maricle P.C.
                           370 17th Street, Suite 4250
                              Denver, CO 80202-4004
                                 (303) 534-9014


Issuer's telephone number : 011-49-8106-31061
                            -----------------

Securities to be registered under Section 12(b) of the Act:

                                     (None)

Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                 ---------------
                                (Title of class)

PART I

The following discussion contains forward-looking statements relating to future plans, expectations, events or performances that involve risks and uncertainties. The Company's actual results of operations could differ materially from those anticipated in these forward-looking statements as a result of certain factors. The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this report.

Item 1.  Description of Business

General Information
-------------------

     Technical Environment Solutions, Inc. (the "Company" and "TES") was incorporated under the laws of Colorado in June 1994, and is a non-operating holding company. The Company's operations are conducted entirely in Germany, and the Company has two wholly-owned subsidiaries that have been established under the laws of Germany. Operations are conducted through these subsidiaries: namely, Technical Environment Solutions GmbH ("TES GmbH") and TES Oecon AG ("Oecon"). Unless the context otherwise requires, references to the "Company" include its subsidiaries. Since 1994, the Company has been engaged in the marketing of recycling services on a contract basis primarily for electronic scrap and other valuable waste materials in cooperation with specialist waste disposal companies. Recently, the Company commenced recycling activities at its own facility in Landsberg a. Lech, Germany, which is southwest of Munich, and intends to significantly expand this operation in the future. The Company also intends to develop a job training school, the Oecon Institute, to provide training and education for positions in the media and recycling industry. The Company intends to focus its job training programs upon providing job education and training for the long-term unemployed and disadvantaged.

Recycling
---------

     The Company offers a single source solution for the disassembly, removal, reutilization, reprocessing and marketing of recyclable materials. Its waste disposal services also include archiving the recycled materials and documenting of the movement of that material. This has the additional function of serving as verification for government agencies and environmental protection groups. The Company's strategies mainly emphasize the technologically feasible reutilization of scrap electrical and electronic equipment in a manner that not only demonstrates economic and ecological responsibility but also achieves maximum conservation of resources through optimum recovery of recyclable materials. The special equipment and expertise of TES's associates ensures that the materials, once disposed of, will enter the reprocessing cycle and satisfy all legal regulations.

     Germany has strict laws relating to the disposal of all manufactured products. Unlike the United States where land is plentiful, Germany is a small country with a large population. Landfill space is extremely limited. Therefore, the government requires that electronic scrap as well as an array of other manufactured product waste be disposed of either by incineration or by depositing it in abandoned underground coal or salt mines. Hence disposal of most waste in Germany is more expensive than it is in the United States.

     Even stricter laws regarding recycling of electronic products such as televisions, computers, computer monitors, radios, telephones and virtually every other type of electronic product are anticipated by the electronics industry. These laws will require that the old products be broken down into smaller components, and to the extent possible that these components be re-used or recycled rather than simply being incinerated. In order to prepare for what the industry views as inevitable recycling requirements, many larger companies have already begun to voluntarily comply with proposed recycling standards and are shipping all used and obsolete electronic products to recycling centers such as that operated by TES.

     The Company also utilizes its manufacturing equipment to convert certain types of glass from cathode ray tubes ("CRTs"), computer components, and certain other manufacturing by-products and industrial wastes into manufacturing raw materials that may be resold.

     The Company employs a two-tier strategy:

                  decentralized disassembly
                  centralized processing and re-use.

The Company intends to use a wide variety of collection points as it grows in the future in order to provide full geographic coverage of Germany's waste disposal needs.

     One important aspect of the Company's service strategy is that all recycling and disposal paths are fully documented. Each customer who recycles electronic scrap through TES then receives a printout documenting the disposal pursuant to the recycling laws. To accomplish this, the Company and its associates offer a fully comprehensive program to register and sort spent electronic equipment using the Company's own "RNP" data processing system, a software program that supports the exchange of data between the Company, manufacturers and waste reprocessing companies.

     The RNP database also contains:

         -model and order number of electronic products
         -size and weight of electronic products
         -analysis of materials in electronic products

     Another module in the RNP database is a logistics program likewise developed by the Company. This program covers:

         -collection and disposal
         -transportation and warehousing
         -disposal and recycling
         -documentation of each piece of equipment
              -for fixed assets bookkeeping
              -for the tax authorities
              -for environmental groups

     According to figures from the German Federal Office of the Environment, approximately two million tons of spent electronic equipment is generated each year in Germany alone. Of these, some 50 to 60 percent comes from the field of entertainment electronics and another 25 percent from household appliances. The remainder comes from the area of data processing technologies or from other technologies primarily used by industry, research facilities and the business sector. Some 300,000 tons are made up of spent computers and television sets alone, of which it is estimated that only 25 percent are disposed of in an ecologically sound manner.

     This electronic scrap contains not only valuable raw materials but also a wide range of toxic substances harmful to the environment. TES collects and disassembles this spent equipment and then reprocesses and markets the valuable waste materials salvaged from it. TES also separates and properly disposes of the toxic substances.

     The Company views the recycling of used television sets and computer monitors including CRT glass as a growth area and has recently purchased machinery designed to dismantle the CRTs. In the Company's CRT recycling operation, used CRTs will be shipped to the Company by its customers. Under the terms of the agreements with the clients, TES is paid a fee for recycling the used CRTs. The CRTs include both funnel glass (the back of a television screen, which is relatively thin and tubular in shape) and panel glass. After the funnel glass has been cut from the front portion of the tube and cleaned, it can be sold back to the original manufacturers and other companies to be "upcycled", i.e. reincorporated into a CRT.

     At this time the panel glass can not be recycled and must be incinerated. TES must pay a small charge to dispose of the panel glass. Management expects, however, to be able eventually to either sell the panel glass to companies that recycle glass or, at a minimum, to have these companies haul the panel glass away at no cost to TES. Even if TES must pay to have the panel glass taken away, the CRT recycling is a profitable business for the company because of the fees TES is paid by its customers to recycle the CRTs. The ability to sell the panel glass will only increase TES's profits from this operation.

     The Company believes that the recycling of CRT glass will provide a less costly and more environmentally responsible means of disposing of waste CRT glass compared to currently available alternative methods of CRT glass disposal. Further, management believes that manufacturers will be able to repurchase recycled CRT glass from the Company at a savings compared to virgin ingredients. In addition, the Company believes that the electronics industry may be a source of other waste streams that may be recycled. The Company believes that its CRT glass recycling and materials reuse capability will position the Company to process large volume end-of-life television and computer waste since current regulations in Germany exclude them from landfills.

     TES also recycles computer systems. The Company resells many of the used computer parts that are generated from this recycling activity, including plastic, gold, copper, aluminum, steel and other raw materials. Management believes that this is possible because the most cost effective source for spare parts is generally recycled parts, and for out-of-production parts, it is frequently the only source. Conversely, the best use for recycled parts is to resell them for use in the installed base as either spares or low-cost additions to existing systems. Similarly, recycled parts are also often both less expensive and more readily available than repaired parts.

Recycling Process
-----------------

     The first step in the processing of recycled material involves the inspection of the material received by the Company to assure that it complies with requirements set forth in the Company's agreements. This process will be conducted on a visual basis by Company personnel. Assuming that the material is in compliance with the Company's agreements, the material will be sorted for processing on the Company's recycling line. Nonconforming shipments will be rejected and returned to the supplier. This process will be undertaken to protect the Company from receiving materials that it is not equipped to handle either on the basis of the economics or safety involved with handling of the material.

     After the material has been sorted, it will then be stored until it is delivered to the recycling line. Material on the recycling line will be disassembled, and spare computer parts, integrated circuit boards, and other parts of the electronic products that can be resold will be sorted and cleaned. Other material will be sorted for sale (if appropriate), cleaned and (if appropriate) ground and crushed. As the final result of the process, all of the residual materials are reused in an environmentally sound way. They are recovered, sorted, and returned to the cycle of raw materials. To prevent the processing techniques from emitting toxic by-products, the Company employs mechanical processes exclusively (i.e., no chemicals are used by TES in the disassembly process).

     The Company disassembles the following kinds of electronic scrap for recycling:

     -cathode ray tubes
     -computers and peripherals of any kind
     -PCs and monitors
     -other office equipment
     -household  appliances of all sizes
     -television  sets, radios, VCRs etc.
     -telecommunication  equipment (e.g., telephones)
     -electrical tools
     -standby power generation units
     -industrial control units
     -measurement and control  devices
     -laboratory  and  medical  equipment
     -visual  recording  and reproduction  equipment
     -composite plastics and metals
     -circuit boards
     -magnetic and video tapes

     To obtain fully sorted raw materials from worn-out electronic equipment, the first thing that must be done is to disassemble the scrap by hand. During this process components with toxic substances such as condensers or lithium batteries are removed and sent to separate disposal plants.

     At this preliminary disassembly stage the scrap is broken down into the following categories:

     -plastics
     -ferrous metals
     -nonferrous metals
     -cathode ray tubes
     -cables
     -circuit boards
     -toxic substances

     If the preliminary disassembly stage fails to yield fully sorted materials, further processing is required. In the next stages the material is further broken down through non-chemical and non-thermal processes. The mixture of materials thus obtained is completely sorted by means of magnets, eddy currents, wind, sifting or similar techniques.

     These  processes  yield,   among  other  things,  the  following  types  of
materials:

     -iron
     -aluminum
     -copper
     -glass
     -plastics
     -ceramics
     -composite metal granulates

     The fully separated metals and glass are sent to various smelting plants as secondary raw materials. Similarly, those fully sorted plastics that have not been treated with flame-proofing are sent away for reuse. Plastics which are not fully separated or which contain bromine flame-proofing are disposed in accordance with legal regulations, as are all other toxic substances. Precious metal granulates are sent to separation plants for further processing.

     All the methods TES employs represent state-of-the-art technologies and have been streamlined for a smooth interaction of their ecological and economic aspects. Further, TES's methods are designed to assure compliance with all legal and government regulations, with the paths of reprocessing and disposal completely documented.

     CRTs are removed from the television sets, and then processed by the CRT recycling line. The Company employs a specially designed saw to separate the panel glass from the funnel glass. After the pieces of CRT glass are sorted by type of glass and by size, the glass is cleaned and coatings on the glass are removed prior to sale or other disposition of the glass.

Competition
-----------

     Management believes that the electronic recycling services industry is fragmented with widespread competition from a variety of small independent suppliers and several major suppliers in Germany. Management believes that competition for recycling and waste disposal customers is based on price and the ability to offer convenient locations for shipping of waste and recycling products. Among TES's major competitors in Germany are RWE, VEBA, VIAG, Sero AG and Waste Management.

Government Regulation
---------------------

     Germany has adopted some of the strictest laws in the world relating to the recycling and disposal of chemicals, waste, appliances, computers, television sets, and other electronic products. The business of recycling and waste disposal is subject to various governmental laws on both a federal and state basis in Germany. Further, the regulations are becoming increasingly complex and recycling and disposal more strictly regulated. These laws and regulations include landfill disposal restrictions, hazardous waste management requirements and air quality standards, as well as special permit and license conditions for recycling and disposal of waste and outdated or used products.

     The Company's recycling center is subject to various federal, state and local laws and regulations and licensing requirements relating to the collection, processing and recycling of chemicals, waste, appliances, computers, television sets, and other electronic products. Requirements for registrations, permits and licenses vary depending upon the locale in which the recycling center is located. The Company's centers are registered with the German Government as hazardous waste generators and are licensed, where required, by appropriate state and local authorities. The Company has agreements with approved and licensed hazardous waste companies for transportation and disposal of PCBs from its recycling center.

     Management believes that further government regulation of the recycling industry could have a positive effect on the Company's business; however, there can be no assurance what course future regulation may take. Under some circumstances, further regulation could materially increase the costs of the Company's operations and have an adverse effect on the Company's business. In addition, as is the case with all companies handling hazardous materials, under some circumstances, the Company may be subject to contingent liability.

Job Training
------------

     In Germany all trades are governed by strict educational standards. This means that anyone who wants to work as a plumber, carpenter, baker, cook, etc. must complete a training program for that trade and work for a number of years under the supervision of a "Meister" in order to gain practical training. Without this training and experience, one cannot be employed in a trade.

     Germany currently has the highest unemployment rates it has had since the end of World War II. The unification of the former East Germany with West Germany has created especially high unemployment rates among young people in the former East German states. The German federal and state governments are therefore anxious to create job opportunities for these long-term unemployed youths and is providing subsidies for companies that create jobs.

     TES Oecon Institute is developing a job training center. The center is intended to provide training for long-term unemployed youths and disadvantaged people. It will offer various new technical job classifications in the new media and environmental protection areas:

     -Media designer
     -Media operator
     -Electronic recycling technician

     With its job training program the Oecon Institute will support the creation of new job possibilities in future-oriented industry areas and will provide the opportunity for the long-term unemployed and other disadvantaged groups to find an entrance into the work force. Through the training offered by TES, the newly trained employees will be prepared for new challenges.

     The job training offered by TES Oecon Institute will initially consist of only the practical training component. Another organization with which TES has a strong relationship will provide the theoretical training for the trainees and will provide housing.

     The job title "Electronic Recycling Technician" is timely for the new market structures because the need for qualified personnel for proper disposal technologies will significantly increase in the coming years. The practical training for electronic recycling technician will take place in the Institute's own workshop and in partner companies throughout Germany. TES has confirmation from Sero AG that it will hire Electronic Recycling Technicians once TES has trained them.

     The new professions, Electronic Recycling Technician, Media Operator and Media Designer, have been defined by the rules and regulations of the Federal Ministry for Youth and Research and students who successfully complete the training will receive certification from the responsible industry chambers of commerce. The job training facility will receive daily subsidies for each student as required by law.

     Management anticipates that the Job Training Center will be very successful because although the Electronic Recycling Technician job is "low-tech," there is an increasing demand for qualified technicians. In addition, the government must make even greater efforts to reduce Germany's high unemployment. There are a number of state subsidies and job creation programs which offer job training schools a sure and long-term financial basis. Potential sources for subsidies include, among others, the Social Welfare Offices, Youth and Social Service Agencies, and Unemployment Agencies. The Company expects it will be dependent to some extent upon various government subsidies for the new job training program. Further, along with the job training, the Institute will offer a number of seminars and workshops covering special environmental issues, environmental law issues, and the certification and auditing of environmental operations and locations. A close working relationship with TUV-Suddeutschland will allow the Company access to qualified teaching and training personnel.

Employees
---------

     The Company has 11 full time employees, including Gerd Behrens, two management/administrative persons, and eight line workers employed in its recycling business. Further, the Company employs one person as a secretary/administrative assistant on a part-time basis. In addition, the Company has contracted with three independent contractors who are engaged in the marketing of the Company's recycling services. See "Management - Resumes."

Factors That May Affect Future Results
--------------------------------------

     Limited Operating History; New Business, Limited Product Sales. Although the Company has been in business since 1994, its operations during that time consisted mainly of the marketing and sale of recycling services to larger companies. Until recently, the Company did not have its own recycling facility but contracted as a "middle-man" to deliver material from larger companies to certain recyclers. The Company has a limited operating history and substantially all of its revenues have been derived from the sale of recycling services. Although the Company recently commenced operation of its own recycling facility, there can be no assurance that the Company will be able to successfully market and conduct its recycling services. Further, although the Company has developed plans to open a job training program for the recycling industry, there can be no assurance that the Company will be able to successfully open its job training facility or that, if opened, the Company will be able to operate the facility on a profitable basis. There can be no assurance that, even after the expenditure of substantial funds and efforts, the Company will ever achieve or maintain an adequate level of business or profitability. The failure to successfully market, sell, and conduct recycling operations will have a material adverse effect on the Company's financial condition and results of operations. It may also be expected that the failure to successfully open its job training facility and operate that facility on a profitable basis will also have a material adverse effect on the Company's financial condition and results of operations.

     Capital Intensive Business; Need for Additional Financing. The Company's business is capital intensive. The Company believes that its current cash reserves together with cash generated from operations, will enable it to fund its operations until at least the end of 1998. If the Company is not profitable prior to such time or if its activities do not generate sufficient cash-flow to fund its operations and activities, the Company will require additional financing. The Company has no commitments for any future financing and there can be no assurance that the Company will be able to obtain additional financing in the future from either debt or equity financings, bank loans or other sources on acceptable terms or at all. If available, any additional equity financings may be dilutive to the Company's stockholders and any debt financings may contain restrictive covenants and additional debt service requirements, which could adversely affect the Company's operating results. If the Company is unable to obtain necessary financing, it will be required to significantly curtail its activities or cease operations.

     Dependence on Key Employees. The Company's success depends to a significant extent upon a number of key management and technical personnel, the loss of one or more of whom could have a material adverse effect on the Company's results of operations. Further, the Company believes that its success will depend in large part upon its ability to attract and retain highly skilled technical, managerial, sales and marketing personnel. There can be no assurance that the Company will be successful in attracting and retaining the personnel it requires to develop and market its recycling business or its job training program in a successful manner.

     Concentration of Revenues. A significant portion of the Company's revenues have been derived from one customer. In fiscal 1996, revenues from the Company's largest customer amounted to 10% of the Company's total revenues, and in fiscal 1995, that same customer accounted for 40% of the Company's total revenues. The

Company expects that it will continue to be dependent upon a limited number of customers for significant portions of its revenues in future periods. There can be no assurance that revenues from customers that accounted for significant revenues in past periods, individually or as a group, will continue, or if continued will reach or exceed historical levels in any future period. The Company's operating results may in the future be subject to substantial period-to-period fluctuations as a consequence of such customer concentration.

     Dependence upon Environmental Regulation. Federal, state and local environmental legislation and regulations mandate stringent waste management and operations practices, which require substantial capital expenditures and often impose strict liabilities for non-compliance. Environmental laws and regulations are, and will continue to be, a principal factor affecting demand for the technology and services being developed or offered by the Company. The level of enforcement activities by federal, state and local environmental protection and related agencies, and changes in regulations and waste generator compliance activities, will also affect demand. To the extent that the burdens of complying with such laws and regulations may be eased as a result of, among other things, political factors, or that suppliers of manufacturing by-products and other industrial wastes find alternative means to comply with applicable regulatory requirements, the Company's ability to procure such by-products and wastes and the demand for the Company's services could be adversely affected, which could have a material adverse effect on the Company's business, financial condition and results of operations. Any changes in these regulations which increase compliance standards may require the Company to change or improve its processes.

     Regulatory Status of Operations. The Company and its customers operate in a highly regulated environment, and any future facilities may be required to have various federal, state and/or local government permits and authorizations, registrations and/or exemptions. Any of these permits or approvals may be subject to denial, revocation or modification under various circumstances. Failure to comply with the conditions of such permits, approvals, registrations, authorizations or exemptions may adversely affect the operation of the Company's business and may subject the Company to federal, state or locally-imposed penalties. The Company's ability to satisfy the permitting requirements for a particular facility does not assure that permitting requirements for other facilities will be satisfied. In addition, if new environmental legislation is enacted or current regulations are amended or are interpreted or enforced differently, the Company or its customers may be required to obtain additional operating permits, registrations, certifications, exemptions or approvals. There can be no assurance that the Company or its customers will meet all of the applicable regulatory requirements.

     Potential Environmental Liability. The Company's business exposes it to the risk that harmful substances may be released or escape into the environment from its facilities, processes or equipment, resulting in potential liability for the clean-up or remediation of the release and/or potential personal injury associated with the release. Additionally, the Company is potentially subject to regulatory liability for the generation, transportation, treatment, storage or disposal of hazardous waste if it does not act in accordance with the requirements of federal or state hazardous waste regulations or facility specific regulatory determinations, authorizations or exemptions.

     The Company may also be exposed to certain environmental risks resulting from the actions of the suppliers of the products that it recycles and other suppliers of industrial wastes. Although the Company maintains general liability insurance, this insurance is subject to coverage limits and generally excludes coverage for losses or liabilities related to environmental damage or pollution. Although the Company conducts and plans to conduct its operations prudently with respect to environmental regulations and plans to structure its relationships with customers and contractors in a manner so as to minimize its exposure to environmental liabilities, the Company's business, financial condition and results of operations could be materially adversely affected by an environmental claim that is not covered or only partially covered by insurance or other available remedy.

     No Public Market for Securities; Possible Volatility of Market Price. There has not been any market for any of the Company's securities, and there can be no assurance that an active trading market will develop or be sustained in the future. If a trading market for the Company's securities develops, it may be expected that the market price of the Common Stock will be subject to significant fluctuations in response to variations in government regulations relating to the Company's operations, general trends in the industry and other factors, including extreme price and volume fluctuations which have been experienced by the securities markets from time to time.

     Possible Inability to List Securities on NASDAQ and Potential Effect upon Trading. The NASDAQ Stock Market, which administers NASDAQ, has recently made changes in the criteria for NASDAQ eligibility. In order to be included in NASDAQ's SmallCap Market, a company must satisfy the requirements described below. A company must meet one or more of the following three requirements: (i) net tangible assets of $4 million ($2 million for continued inclusion), (ii) have a market capitalization of $50 million ($35 million for continued inclusion), or (iii) have net income (in the latest fiscal year or 2 of the last 3 fiscal years) of $750,000 ($500,000 for continued inclusion). In addition, a company must also satisfy the following requirements: (i) one million shares in the public float (500,000 for continued inclusion), (ii) $5 million of market value of the public float ($1 million for continued inclusion), (iii) a minimum bid price of $4 ($1 for continued inclusion), (iv) three market makers (two for continued inclusion), (v) 300 (round lot) shareholders, (vi) an operating history of one year or market capitalization of $50 million, and (vii) certain corporate governance standards. The Company does not presently meet the requirements for inclusion in either the NASDAQ SmallCap Market or the NASDAQ National Market, and may never meet the requirements for inclusion in either of those two markets. It is anticipated that trading in the Company's securities (if any) will be conducted in the over-the-counter market in the so-called "pink sheets" or the NASD's "Electronic Bulletin Board" and it could be more difficult to obtain quotations of the market price of the Company's securities. Consequently, the liquidity of the Company's securities could be impaired, not only in the number of securities which could be bought and sold, but also through delays in the timing of transactions, reduction in security analysts and the news media's coverage of the Company and lower prices for the Company's securities than might otherwise be attained

     Risks of Classification as a "Penny Stock." The Company's securities may become subject to Rule 15g-9 under the Securities Exchange Act of 1934, which imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worths in excess of $1,000,000 or annual incomes exceeding $200,000 or $300,000 together with their spouses). For transactions covered by such rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, such rule may adversely affect the ability of broker-dealers to sell the Company's securities and may adversely affect the ability of the Company's shareholders to sell any of their securities in the secondary market.

     Commission regulations define a "penny stock" to be any non-Nasdaq equity security that has a market price (as therein defined) of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the Commission relating to the penny stock market. Disclosure is also required to be made about commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     The foregoing required penny stock restrictions will not apply to the Company's securities if such securities are listed on the Nasdaq SmallCap Market or the Nasdaq National Market, and have certain price and volume information provided on a current and continuing basis or meet certain minimum net tangible assets or average revenue criteria. It is not presently anticipated that the Company's securities will qualify for either the National Market or SmallCap markets. There can be no assurance that the Company's securities will qualify for exemption from these restrictions. In any event, even if the Company's securities were exempt from such restrictions, it would remain subject to
Section 15(b)(6) of the Exchange Act, which gives the Commission the authority to prohibit any person that is engaged in unlawful conduct while participating in a distribution of a penny stock from associating with a broker-dealer or participating in a distribution of a penny stock, if the Commission finds that such a restriction would be in the public interest. If the Company's securities were subject to the rules on penny stocks, the market liquidity for the Company's securities could be severely adversely affected.

     Ability to Respond to Technological Change. The Company's future success will depend significantly on its ability to enhance its recycling capabilities in a manner which keeps pace with technological developments and evolving industry standards. There can be no assurance that the Company will be successful in enhancing its recycling capabilities or meeting customer requirements adequately. The Company's delay or failure to develop or acquire technological improvements or to adapt to technological change would have a material adverse effect on the Company's business, results of operations and financial condition.

     Competition. The market for the Company's services and recycled products is competitive and subject to rapid change. There can be no assurance that competitors will not develop alternative methodologies that: (i) are superior to the Company's methodologies; or that (ii) achieve greater market acceptance. Further, the market for recycled products and raw material is dependent to some extent upon prices for new products and material, and perceptions as to the quality of recycled products or material. To the extent that the prices of new products or material are competitive with the prices offered by the Company, sales of the Company's recycled products may be adversely affected. Accordingly, there can be no assurance that the Company will be able to compete successfully with its present or potential competition, or that competition will not have a material adverse effect on the Company's results of operations and financial condition.

     Possible  Volatility  of Stock  Price.  The market  price of the  Company's
Common Stock could be subject to significant fluctuations in response to variations in actual and anticipated quarterly operating results, changes in earnings estimates by analysts, announcements of new products or technological innovations by the Company or its competitors, and other events or factors. In addition, the stocks of many companies have experienced extreme price and volume fluctuations that have often been unrelated to the companies' operating performance.

     Dividends and Dividend Policy. The Company has not paid any cash dividends on its Common Stock and does not expect to declare or pay any cash or other dividends in the foreseeable future. As a holding company, the Company holds no significant tangible assets other than its investments in and advances and loans to its wholly-owned subsidiaries. The Company's ability to make cash dividend payments to holders of the Common Stock is dependent upon the receipt of sufficient funds from TES GmbH.

     Control by Management. The officers and directors of the Company own approximately 64.3% of the outstanding shares of the Company's Common Stock. Due to their stock ownership, the officers and directors will be in a position to elect the Board of Directors and, therefore, to control the business and affairs of the Company, including certain significant corporate actions such as acquisitions, the sale or purchase of assets and the issuance and sale of the Company's securities.

     Shares Eligible for Future Sale. As of December 31, 1997, the Company had not reserved any shares of Common Stock for issuance upon exercise of stock options which may be granted pursuant to its stock option plan ("Plan Options"). Sales of Common Stock underlying the Plan Options may adversely affect the price of the Common Stock. In addition, the existence of such options and warrants may adversely affect the terms on which the Company may obtain additional equity capital in the future. Further, all of the Company's Common Stock has been sold in "off-shore" transactions, including 233,476 shares that were sold between February and July of 1997, and which under certain circumstances will be eligible for resale into the United States after those shares have been held for one year. Shares held by the officers and directors of the Company may only be sold in compliance with Rule 144 adopted under the Securities Act of 1933, as amended. The sale or resale of these shares could have a depressive effect upon the trading price of the Common Stock, if a market for the shares develops.

     Important Factors related to Forward-Looking Statements and Associated Risks. This Report contains certain forward-looking statements within the meaning of Section  27A of the  Securities  Act of 1933 and  Section  21E of the
Securities Exchange Act of 1934, and the Company intends that such forward-looking statements be subject to the safe harbors created thereby. These forward-looking statements include the plans and objectives of management for future operations, including plans and objectives relating to the development and conduct of the recycling business and the job training business, and the future economic performance of the Company. The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on assumptions that the Company will be able to develop its recycling business, develop and establish its job training programs, that competitive conditions within the recycling industry will not change materially or adversely, that demand for the Company's recycling services and recycled materials and products will remain strong, that the Company will retain key management personnel, that the Company's forecasts will accurately anticipate market demand and that there will be no material adverse change in the Company's operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking information will be realized. In addition, as disclosed elsewhere under other risk factors, the business and operation of the Company are subject to substantial risks which increase the uncertainty inherent in such forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved.

Item 2   Management's Discussion and Analysis or Plan of Operation

Selected Financial Data

     The following selected financial data should be read in conjunction with the financial statements and related notes thereto appearing elsewhere in this Form 10-SB. The selected financial data as of December 31, 1995 and 1996 and for each of the two years in the period ended December 31, 1996 have been derived from the financial statements of the Company which have been audited by the Company's independent auditors and are included elsewhere in this Form 10-SB. The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of the Company.

                                                                                         Nine Months Ended
                                               Year Ended December 31,                    September 30,
                                        ----------------------------------       ---------------------------------
Statement of Operations Data:             1995          1996         1996         1996         1997       1997
                                          ----          ----         ----         ----         ----       ----
                                       (in thousands except per share data)     (in thousands except per share data)

                                          DM             DM          US $          DM           DM           US $
Sales                                   577,564        293,814      190,950      209,052      256,226      145,613
Cost of Operations                      351,364        177,343      115,255      141,693      140,855       80,048
                                        -------        -------      -------      -------      -------     --------
Gross Profit                            226,200        116,471       75,694       67,359      115,371       65,565
Other Costs and Expenses
  General and Administrative            323,972        271,344      176,346      227,134      448,939      255,132
                                        -------        -------      -------      -------      -------     --------
Income (loss) from operations           (97,772)      (154,873)    (100,652)    (159,775)    (333,568)    (189,567)
Other Income and (expense)
  Gain (loss) from sale of assets             -        (10,270)      (6,674)      16,637            -            -
  Interest Income                         4,780          1,240          806          461        4,582        2,604
  Interest Expense                      (28,595)       (43,517)     (28,282)     (29,063)     (24,337)     (13,831)
                                       --------       --------     --------     --------     --------     --------
                                        (23,815)       (52,547)     (34,150)     (11,965)     (19,755)     (11,227)

Income (loss) before income taxes      (121,587)      (207,420)    (134,802)     171,740     (353,323)    (200,793)
Provision for income taxes                    -              -            -            -            -            -
                                       --------       --------     --------     --------     --------     --------
Net income (loss)                      (121,587)      (207,420)    (134,802)    (171,740)    (353,323)    (200,793)
                                       --------       --------     --------     --------     --------     --------

Earnings (loss) per share:
  Net income (loss)                       (0.08)         (0.14)       (0.09)       (0.11)       (0.21)       (0.12)
                                       --------       --------     --------     --------     --------     --------

Weighted average common and
  common equivalent shares
  outstanding                         1,507,176      1,508,134    1,508,134    1,507,176    1,654,492   1,654,492

                                            December 31. 1996                    September 30. 1997
                                            -----------------                    ------------------
                                            DM           US $                     DM           US $
Balance Sheet Data:
  Working capital                        (194,224)    (126,227)                 785,937       446,648
  Current assets                          104,549       67,946                1,153,744       655,673
  Current liabilities                     298,773      194,173                  367,807       209,025
  Total assets                            157,366      102,272                1,691,254       961,140
  Total liabilities                       727,752      472,965                  605,557       344,138
  Shareholders' equity                   (570,386)    (370,693)               1,085,697       617,002

--------------------
                                                               -12-

Results of Operations

     The following table sets forth, for the periods indicated, the percentage of net sales represented by certain items included in the Company's Statements of Operations:

                                         Fiscal year ended                 Nine Months Ended
                                            December 31                      September 30
                                        1995            1996             1996            1997
                                        ----            ----             ----            ----
                                         DM              DM               DM              DM
Sales                                  100.0%          100.0%            100.0%          100.0%
Cost of Operations                      60.8            60.4              67.8            55.0
Gross Profit                            39.2            39.6              32.2            45.0
General and administrative              56.1            92.4             108.6           175.2
Income (loss) from operations          (16.9)          (52.8)            (76.4)         (130.2)
Gain(loss) from sale of assets           0              (3.5)              7.9             0
Interest income                           .8              .4               0.2             1.8
Interest expense                        (5.0)          (14.8)            (13.9)           (9.5)
                                        ----            ----              ----            ----
Net income                             (21.1)          (70.7)            (82.2)         (137.9)



Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Sales for the year ended December 31, 1996, were 293,814 DM, a decrease of 283,750 DM, or 49%, as compared to the year ended December 31, 1995. Cost of operations for the year ended December 31, 1996, was 177,343 DM, a decrease of 174,021 DM, or 49%, as compared to the year ended December 31, 1995. Gross Profit for the year ended December 31, 1996, was 116,471 DM, a decrease of 109,729 DM, or 48%, as compared to the year ended December 31, 1995. These decreases were primarily due to a significant decrease in the amount of business done with the Company's largest customer and a decline in the prices paid for recycling of electronic materials.

     General and administrative expenses for the year ended December 31, 1996, were 271,344 DM, a decrease of 52,628 DM, or 16%, as compared to the year ended December 31, 1995. This decrease was principally due to the decline in the Company's recycling business and the corresponding decrease in personnel and general and administrative expenses.

     As a result of these factors the operating loss for the year ended December 31, 1996, was (154,873) DM, an increase in the loss of 57,101 DM, or 58%, as compared to the year ended December 31, 1995. In addition, these factors resulted in an increase in the loss for the year ended December 31, 1996, of (207,420 DM) compared to a loss of (121,587 DM) for the year ended December 31, 1995, an increase in the loss of (85,833 DM).

Nine Month Period Ended September 30, 1997 Compared to Nine Month Period Ended September 30, 1996

     Sales for the nine month period ended September 30, 1997, were 256,226 DM, an increase of 47,174 DM, or 23%, as compared to the nine month period ended September 30, 1996. The principal reason for this increase was that the Company was able to add new customers for its recycling business to replace customers lost in the prior year. Cost of operations for the nine month period ended September 30, 1997, was 140,855 DM, a decrease of 838 DM, or (.06%), as compared to the nine month period ended September 30, 1996. These decreases were primarily due to a decline in the number of operating personnel employed by the Company and a decline in expenses associated with the Company's recycling business. Gross Profit for the nine month period ended September 30, 1997, was 115,371 DM, an increase of 48,012 DM, or 71%, as compared to the nine month period ended September 30, 1996. This increase was primarily due to the addition of new customers in the recycling business.

     General and administrative expenses for the nine month period ended September 30, 1997, were 448,939 DM, an increase of 221,805 DM, or 97%, as compared to the nine month period ended September 30, 1996. This increase was principally due to the write-off of uncollectible receivables and a shift in the focus of Company resources and personnel from the sale of contract recycling services to development of its own recycling capacity and its job training center.

     As a result of these factors, the operating loss for the nine month period ended September 30, 1997, was (333,568) DM, an increase in the loss of 173,793 DM, or 108%, as compared to the nine month period ended September 30, 1996. Further, for the reasons noted above, the net loss for the nine month period ended September 30, 1997, was (353,323) DM, an increase in the loss of 181,583 DM, or 105%, as compared to the nine month period ended September 30, 1996.

Liquidity and Capital Resources

     Although the Company traditionally has relied principally upon internally generated funds and loans from its principal shareholder and his wife to finance its operations and growth, during the nine months ended September 30, 1997, the Company derived 2,208,550 DM from an offering of its Common Stock conducted solely in Germany to German citizens. At September 30, 1997, the Company had working capital of 785,937 DM and cash of 1,064,270 DM. Management believes that it has sufficient working capital to finance its operations through at least the end of 1998. Major capital expenditures to be undertaken during 1998 are estimated to include: (i) approximately 30,000 DM for new and updated computer hardware and software; (ii) 250,000 DM for machinery, equipment, furniture and fixtures; and (iii) approximately 10,000 DM for the costs of relocating the Company's executive offices.

Item 3 - Description of Property
--------------------------------

     The Company currently leases office space for the Company's main corporate offices at Karl-Bohm Strasse 2, Baldham b. Munich, Germany at a monthly rental of approximately 4,695 DM. The lease expires on February 28, 1998. Thereafter the Company will relocate its main corporate office to 25 Impler Strasse, 81371, Munich at a monthly rental of approximately 5,552.75 DM. The lease expires on December 31, 2004. Management of the Company believes that the existing facilities are adequate at this time for the Company's operations. In addition, the Company leases two buildings for its recycling operations at Landsberg a. Lech, Germany at a monthly rental of approximately 18,700 DM. The leases on these buildings expire on December 31, 2001. Under the terms of this lease, the Company also has an option to purchase the buildings for 2,200,000 DM if the option is exercised prior to December 31, 2000. Thereafter the price shall increase by 77,000 DM per year. The facility in Landsberg is sufficiently large that the Company expects that it will also be able to conduct its job training at that same facility.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

     The following table sets forth information with respect to the ownership of the Company's Common Stock by all officers and directors, individually, all officers and directors as a group, all beneficial owners of more than ten percent of the Common Stock as of September 30, 1997, and by one of the Company's consultants. Except as otherwise indicated, the following shareholders have sole voting and investment power with respect to the shares.

                                                                   Percent
Name and address                      Number of                      of
   of owner                             shares                      Class
----------------                      ----------                   -------

Gerd Behrens                           500,000(1)                   28.7%
C/O TES GmbH
Karl-Bohm-Str. 2
Baldham b. Munich 85598
Germany

Frank Behrens                          200,000(2)                   11.5%
C/O TES GmbH
Karl-Bohm-Str. 2
Baldham b. Munich 85598
Germany

Jutta Behrens                          420,000(1)                   24.1%
C/O TES GmbH
Karl-Bohm-Str. 2
Baldham b. Munich 85598
Germany

Karsten Behrens                        300,000(2)                   17.2%
C/O TES GmbH
Karl-Bohm-Str. 2
Baldham b. Munich 85598
Germany

Yvonne Marquard                         80,000(3)                    4.2%
C/O TES GmbH
Karl-Bohm-Str. 2
Baldham b. Munich 85598
Germany

All officers and directors             1,120,000                    64.3%
as a group (3 persons)(4)
-----------------------

(1) Gerd and Jutta Behrens are husband and wife, and own these shares separately. As husband and wife each of them may be considered the beneficial owner of the shares held by the other.

(2) Frank Behrens and Karsten Behrens are brothers and are the sons of Gerd and Jutta Behrens. Gerd and Jutta Behrens disclaim beneficial ownership of the shares held by their sons.

footnotes continued on the following page

(3) Yvonne Marquard has served as a consultant to the Company and has been paid consulting or finder's fees for her efforts in assisting the Company with its financing efforts. Ms. Marquard is the wife of Michael Marquard, who is an employee of the Company. Michael Marquard may be deemed to be the beneficial owner of these shares.

(4) Does not include 300,000 shares held by Karsten Behrens, because he is neither an officer or director of the Company.

     There  are  no  outstanding  options,   warrants,  or  rights  to  purchase
securities from the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

Officers and Directors and Key Consultants
------------------------------------------

     The officers and directors of the Company and key consultants to the Company are as follows:


Officers and Directors
----------------------
                                                                       Tenure as Officer
    Name                   Age              Position(s)                  or Director
    ----                   ---              -----------                  -----------
Gerd Behrens                60           Chairman of the                 June 21, 1994
                                         Board and President             to Present

Frank Behrens               31           Secretary                       March 3, 1995
                                         and a Director                  to Present

Jutta Behrens               59           Treasurer                       March 3, 1995
                                         and a Director                  to Present

Key Consultants
---------------

Karsten Behrens             30           Consultant                      October 1, 1996
                                                                         to Present

Yvonne Marquard             28           Consultant                      February 1, 1997
                                                                         to Present


     Gerd Behrens, Jutta Behrens, Frank Behrens, Karsten Behrens and Yvonne Marquard may be deemed to be "promoters" and "parents" of the Company within the meaning of the Rules and Regulations promulgated under the Securities Act.

     The directors of the Company are elected to hold office until the next annual meeting of shareholders and until their respective successors have been elected and qualified. Officers of the Company are elected annually by the Board of Directors and hold office until their successors are duly elected and qualified. Gerd Behrens and Jutta Behrens are married to each other, and they are the parents of Frank Behrens and Karsten Behrens. Frank Behrens and Karsten Behrens are brothers. There are no other family relationships between any director or executive officer and any other director or executive officer. Set forth below is biographical information with respect to the Company's founders and promoters and each officer and director.

     Gerd  Behrens,  founder and  promoter,  has been  Chairman of the Board and
President of the Company since inception. Mr. Behrens holds a Diploma as a Businessman (Dipl. Kaufmann), which is roughly equivalent to a Bachelors Degree in Business Administration in the United States. Mr. Behrens has over 35 years of experience in business with a variety of firms and has served in a number of positions, including senior management positions, since 1989. From 1989 until the founding of the Company, Mr. Behrens was the managing director of Data Consult, a firm located in Munich, Germany, that purchased and sold used computers. Since the founding of the Company, Mr. Behrens has devoted substantially all of his time to the business and affairs of the Company.

     Frank Behrens has been Secretary and a director of the Company since March 3, 1995. Mr. Behrens is a graduate of Ludwig-Maximillians University in Munich in Geography and Economics. Mr. Behrens has served as a consultant to various firms, including the Company, since graduating from the University of Munich in 1995. Mr. Behrens' consulting services have related primarily to urban planning and development and the development of environmental management systems and organization structures and certain software tools for these systems. Mr. Behrens provided the Company with assistance in the writing and drafting of its business plan and offering materials that were used to raise funds from German investors and with the development of environmental management systems and organization structures and certain software tools for these systems.

     Jutta Behrens has been Treasurer and a director of the Company since March 3, 1995. Mrs. Behrens is a qualified industrial accountant and has since 1970 owned and operated her own firm which provides accounting services to businesses and individuals in Germany.

     Karsten Behrens has been a consultant to the Company and has acted as its legal counsel since October 1, 1996. Mr. Behrens is a graduate of Ludwig-Maximillians University in Munich in law. Mr. Behrens has completed the necessary post-graduate employment requirements and passed the necessary examinations to be licensed as a lawyer in Germany. He has provided the Company with legal services and with other management and consulting services. His principal consulting activities were focused upon providing the Company with assistance in the writing and drafting of its business plan and offering materials that were used to raise funds from German investors and in assisting the Company with various legal matters.

     Yvonne Marquard has been a consultant to the Company since February 1, 1997. Ms. Marquard assisted the Company with the placement of its Common Stock in Germany, and she is employed by a firm in Munich that provides financial consulting services to various businesses.

Item 6.  Executive Compensation

     The following table summarizes all compensation paid to the officers and directors of the Company, and to Karsten Behrens as a consultant, for services rendered to the Company during the last three fiscal years.

                                                                                   Long Term
                                                 Annual Compensation              Compensation
                                            -------------------------------       ------------
                                                                  Other             Number of
   Name and                   Fiscal           Salary/           Annual             Options
Principal Position             Year         Consulting Fees   Compensation          Awarded
------------------             ----         ---------------   ------------          -------

Gerd Behrens,                  1997            57,600 DM           -0-                -0- (1)
President                      1996            10,000 DM           -0-                -0-
and Director                   1995            24,000 DM           -0-                -0-

Jutta Behrens,                 1997               -0-              -0-                -0- (1)
Treasurer                      1996               -0-              -0-                -0-
and Director                   1995               -0-              -0-                -0-

Frank Behrens,                 1997            40,250 DM           -0-                -0- (1)
Secretary                      1996               -0-              -0-                -0-
and Director                   1995               -0-              -0-                -0-

Karsten Behrens,               1997            98,650 DM           -0-                -0- (1)
Consultant                     1996             3,150 DM           -0-                -0-
                               1995             2,930 DM           -0-                -0-

-------------

(1) No advances have been made or are contemplated by the Company to any of its officers or directors.

Employment and Consulting Agreements

     The Company has entered into an employment agreement with Gerd Behrens under which Mr. Behrens will be paid approximately 6,500 DM per month. Further, the Company has a consulting agreement with Jutta Behrens' accounting firm under which Mrs. Behrens' firm is paid 500 DM per month in exchange for providing the services of Jutta Behrens to the Company. Also, the Company has a consulting agreement with Frank Behrens' personal consulting firm, under which the firm will be paid 30 DM per hour for providing the services of Frank Behrens to the Company. Karsten Behrens serves on the board of directors of TES Oecon AG, and as such there is a consulting agreement with Karsten Behrens' personal consulting firm under which his firm is paid an hourly fee of 50 DM per hour for services as needed. Gerd Behrens devotes his full time and attention to the business and affairs of the Company. Frank Behrens is expected to devote approximately 30 hours per month on average to the business and affairs of the Company, with the expectation that as the Company requires more of Mr. Behrens' time and efforts he will devote more time to the Company with an appropriate increase in his compensation arrangements. Jutta Behrens is expected to devote such time as is necessary to maintain the Company's accounting records on a current basis. It is not anticipated that Mrs. Behrens will devote additional time to the Company, and as the Company's needs for accounting and bookkeeping increase, management believes that the Company will hire accounting and bookkeeping personnel directly to meet those needs. It is also anticipated that Mrs. Behrens will remain as the Treasurer until such time as the Company's business requires a full-time person, at which time it is expected that the Company will replace Mrs. Behrens with a qualified person. Karsten Behrens is expected to devote approximately 10 hours per month on average to the business and affairs of the Company, with the expectation that as the Company requires more of Mr. Behrens' time and efforts he will devote more time to the Company with an appropriate increase in his compensation arrangements.

     The  employment  and  consulting  agreements  between  the Company and Gerd
Behrens, Jutta Behrens, Frank Behrens and Karsten Behrens also contain an agreement to maintain confidentiality of trade secrets and other materials.

Directors

     Other than pursuant to their employment or consulting arrangements, the members of the Board of Directors are not compensated for their services as directors; however, they are reimbursed for all reasonable expenses incurred in connection therewith.

Option Plans

     Except as described below, the Company has no retirement, pension, profit sharing, stock option or insurance or medical reimbursement plans or programs covering its officers and directors, and does not contemplate implementing any such plans at this time.

     The Board of Directors of the Company has adopted a Stock Option Plan (the "Plan") which provides for the grant of options to purchase an aggregate of not more than 500,000 shares of the Company's Common Stock. The purpose of the Plan is to make options available to directors, management, key employees, consultants, and technical advisers of the Company in order to provide them with a more direct stake in the future of the Company and to provide them with additional rewards and incentives for contributing to the success of the Company.

     The Plan will be administered by a committee (the "Committee") appointed by the Board of Directors which determines the persons to be granted options under the Plan, the number of shares subject to each option, the term of the option, the manner in which the option may be exercised and the exercise price of each option, subject to the requirement that no option may be exercisable more than 10 years after the date of grant. The Committee will have the power to establish such other terms and conditions for options granted under the Plan as they determine are necessary and appropriate. No option granted under the Plan shall be transferable otherwise than by will or the laws of descent and distribution. The exercise price of stock options granted under the Plan will be established by the Board of Directors in their sole discretion and may be less than the fair market value of the underlying shares on the date of grant as determined by the Committee. The exercise price may be paid in cash or in Common Stock or a combination of cash and Common Stock.

     As of the date of this Prospectus, no options have been granted under the Plan.

     Except  as  described  below  under  "Certain   Relationships  and  Related
Transactions," the Company paid no cash or non-cash compensation to any officer or director during the fiscal years ended December 31, 1995 and 1996.

Item 7. Certain Relationships and Related Transactions.

     In connection with the founding of the Company, Gerd Behrens acquired 1,500,000 of the Company's shares of Common Stock. Subsequent to the founding and prior to the time that the Company raised any funds from outside directors, Mr. Behrens sold his wife, Jutta Behrens, and his sons, Karsten and Frank
Behrens, 920,000 of these shares and sold Yvonne Marquard 80,000 of these shares. Mr. Behrens paid approximately 90,870 DM for his original 1,500,000 shares.

     In addition, Jutta Behrens has loaned the Company approximately 141,250 DM. The initial loan was made on March 20, 1996 in the amount of 80,000 DM for a five-year term and bears interest at 9.25% per year. The second loan was made on September 10, 1996 in the amount of approximately 50,000 DM for a four year term and bears interest at 8% per year. The third loan was made on December 31, 1996 in the amount of approximately 11,200 DM for a four year term and bears interest at 8% per year. Further, Gerd Behrens loaned the Company approximately 100,000 DM in connection with the capitalization of TES Oecon AG, which was interest free until January 1, 1998. Subsequent to January 1, 1998, the loan bears interest at a rate of 6% per annum. The loan is due on December 31, 2001, subject to a right for the Company to extend the loan for an additional 5 years if necessary for economic reasons.

     In connection with the Company's financing efforts in Germany, the Company entered into an agreement with Yvonne Marquard under which Mrs. Marquard was paid a consulting or finder's fee based upon the difference between 20% of the gross proceeds raised and the amount of commission or fees actually paid to brokers or finders for the sale of the Company's securities. Ms. Marquard was paid approximately 86,533 DM under the terms of this agreement. Ms. Marquard is the wife of Michael Marquard, who is an employee of the Company.

     The Company also paid Frank Behrens consulting fees equal to 40,250 DM in connection with the writing and drafting of the Company's business plan and offering materials that were used to raise funds from German investors and with the development of environmental management systems and organization structures and certain software tools for these systems.

     The Company paid Karsten Behrens consulting fees equal to approximately 98,650 DM in connection with his performance of legal services for the Company and the writing and drafting of the Company's business plan and offering materials that were used to raise funds from German investors.

     Except as otherwise disclosed herein, there have been no related party transactions or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

Item 8.  Description of Securities

Common Stock
------------

     The Company's authorized capital consists of 20,000,000 shares of no par value Common Stock, and the Company currently has 1,741,610 shares of the Common Stock issued and outstanding.

     Holders of Common Stock are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors. Holders of Common Stock do not have cumulative voting rights in the election of directors. This means that holders of more than 50% of the shares voting for the election of directors can elect all of the directors if they choose to do so, and in such event, the holders of the remaining less than 50% of the shares voting for the election of directors will not be able to elect any person or persons to the Board of Directors. All shares of Common Stock are equal to each other with respect to liquidation and dividend rights. No holder of any shares of Common Stock has any preemptive rights to subscribe for or purchase any additional, unissued shares of the Company's Common Stock. Upon liquidation, dissolution, or winding up of the Company, each share of the Common Stock is entitled to share ratably in the amount available for distribution to holders of Common Stock. All shares of Common Stock outstanding are fully paid and nonassessable, and the Common Stock is not subject to conversion or redemption.

Transfer Agent
--------------

     Corporate Stock Transfer, Inc., 370 17th Street, Suite 2360, Denver, Colorado 80202, has been retained to serve as the transfer agent and registrar for the Company's Common Stock.

Reports to Shareholders
-----------------------

     The Company intends to furnish annual reports to shareholders which include audited financial statements reported on by its independent accountants.

PART II

Item 1. Market price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

     a. Market Price. There is no trading market for the Company's Common Stock at present and there has been no trading market to date. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning their involvement in making a market in the Company's securities. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Concession relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made to suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     The NASDAQ Stock Market, which administers NASDAQ, has recently made changes in the criteria for NASDAQ eligibility. In order to be included in NASDAQ's SmallCap Market, a company must satisfy the requirements described below. A company must meet one or more of the following three requirements: (i) net tangible assets of $4 million ($2 million for continued inclusion), (ii) have a market capitalization of $50 million ($35 million for continued inclusion), or (iii) have net income (in the latest fiscal year or two of the last three fiscal years) of $750,000 ($500,000 for continued inclusion). In addition, a company must also satisfy the following requirements: (i) one million shares in the public float (500,000 for continued inclusion), (ii) $5 million of market value of the public float ($1 million for continued inclusion), (iii) a minimum bid price of $4 ($1 for continued inclusion), (iv) three market makers (two for continued inclusion), (v) 300 (round lot) shareholders, (vi) an operating history of 1 year or market capitalization of $50 million, and (vii) certain corporate governance standards.

     Management intends to seek to qualify its securities for trading on the NASDAQ or on a significant securities exchange. However, there can be no assurances that the Company will qualify its securities for listing on NASDAQ as some other significant exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

     b. Holders. There are approximately 156 holders of the Company's Common Stock. All of the issued and outstanding shares of the Company's Common Stock were issued in off-shore transactions to German citizens, who are resident in Germany.

     As of December 31, 1997, approximately 300,000 shares of the Company's issued and outstanding Common Stock was available for resale into the U.S. markets under the provisions of Regulation S adopted under the Securities Act of 1933, as amended. In addition, all of the Company's Common Stock has been sold in "off-shore" transactions, including 233,476 shares that were sold between March and July of 1997, and which under certain circumstances will be eligible for resale into the United States after those shares have been held for one year. Officers and Directors of the Company hold approximately 1,120,000 shares of the Company's issued and outstanding Common Stock, which is eligible for sale under Rule 144 promulgated under the Securities Act, subject to certain limitations included in said Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two year holding period and who is not, and has not been for the preceding three months an affiliate of the Company. The officers and directors of the Company are affiliates of the Company and as such will be required to resell their securities under Rule 144 unless those resales occur pursuant to a Registration Statement that has been filed with the United States Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended, and which has been declared effective by the SEC. The sale or resale of these shares could have a depressive effect upon the trading price of the Common Stock, if a market for the shares develops.

     c. Dividends. Each share of Common Stock is entitled to share pro rata in dividends and distributions, if any, with respect to the Common Stock when, as and if declared by the Board of Directors from funds legally available therefor. The Company has not paid any dividends on its Common Stock and intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and the financial condition of the Company.

Item 2.  Legal Proceedings

     The Company is currently not a party to any pending legal proceedings, and none of its property is the subject of a pending legal proceeding.

Item 3.  Changes in and Disagreements with Accountants

     The Company has never had any disagreements with Accountants.

Item 4.  Recent Sales of Unregistered Securities

     Between December 31, 1996, and December 31, 1997, the Company sold 233,476 shares of its Common Stock in transactions in Germany with German citizens, who are resident in Germany. The Company believes that none of these transactions were subject to U.S. securities laws and that all such transactions were conducted in accordance with the provisions of Regulation S adopted under the Securities Act of 1933, as amended. Further, the Company believes that all such offers and sales were made in compliance with applicable laws in Germany. The Company utilized the services of various individuals and companies (all of whom were either German companies or German citizens) in connection with sales of its securities and paid sales commissions and finders fees in connection with those sales. For further information concerning payments made to Yvonne Marquard, for her assistance with these sales, please see Item 7. "Certain Relationships and Related Transactions" above.

Item 5.  Indemnification of Officers and Directors

     Article 10 of the Company's Articles of Incorporation, included herewith as
Exhibit 3(i) provides for the indemnification of the Company's officers and directors. Further, the officers and directors are indemnified under various provisions of the Colorado Business Act, which provides for the indemnification of officers and directors and other persons against expenses, judgments, fines and amounts paid in settlement in connection with threatened, pending or completed suits or proceedings against such persons by reason of serving or having served as officers, directors or in other capacities, except in relation to matters with respect to which such persons shall be determined not to have acted in good faith and in the best interests of the Company. With respect to matters as to which the Company's officers and directors and others are determined to be liable for misconduct or negligence, including gross negligence in the performance of their duties to the Company, Colorado law provides for indemnification only to the extent that the court in which the action or suit is brought determines that such person is fairly and reasonably entitled to indemnification for which the court deems proper.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

     In accordance with the laws of the State of Colorado, the Company's Bylaws authorize indemnification of a director, officer, employee, or agent of the Company for expenses incurred in connection with any action, suit, or proceeding to which he or she is named a party by reason of his or her having acted or served in such capacity, except for liabilities arising from his or her own misconduct or negligence in performance of his or her duty. In addition, even a director officer, employee, or agent of the Company who was found liable for misconduct or negligence in the performance of his or her duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers, or persons controlling the issuing Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PART F/S

     The audited financial statements of the Company, and related notes thereto, as of December 31, 1996, and for the years ended December 31, 1996 and 1995, are accompanied by the independent auditors' report and are included herewith.

                          INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Technical Environment Solutions, Inc.

We have audited the consolidated balance sheet of Technical Environment Solutions, Inc. as of December 31, 1996 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Technical
Environment Solutions, Inc. as of December 31, 1996, and the results of its operations and cash flows for each of the two years then ended, in conformity with generally accepted accounting principles.


                              James E. Scheifley & Associates, P.C.
                              Certified Public Accountants

Denver, Colorado
November 25, 1997

                   Technical Environment Solutions, Inc.
                        Consolidated Balance Sheet
                                December 31, 1996


                         ASSETS
                         ------
                                                            DM           US $
Current assets:
  Cash                                                      2,707         1,759
  Accounts receivable, trade                               97,757        63,532
  Accounts receivable -other                                  --            --
  Prepaid expenses                                          4,085         2,655
                                                         --------      --------
      Total current assets                                104,549        67,946

Property and equipment, at cost, net of
  accumulated depreciation of DM 45,901                    21,263        13,819

Investments                                                10,000         6,499
Deferred financing costs                                   19,145        12,442
Deposits                                                    2,409         1,566
                                                         --------      --------
                                                          157,366       102,272
                                                         ========      ========
          LIABILITIES AND STOCKHOLDERS' EQUITY
          ------------------------------------

Current liabilities:
  Note payable - bank                                      32,316        21,003
  Notes payable - others                                  110,000        71,489
  Current portion of long-term debt                         8,198         5,328
  Accounts payable                                        103,688        67,387
  Accrued expenses                                         44,571        28,967
                                                         --------      --------
      Total current liabilities                           298,773       194,173

  Long term debt                                          180,050       117,013
  Loans from shareholders                                 248,929       161,779

Stockholders' equity:
 Common stock, no par value,
  20,000,000 shares authorized,
  1,508,134 shares issued and outstanding                 121,360        78,872
 Accumulated deficit                                     (691,746)     (449,565)
                                                         --------      --------
                                                         (570,386)     (370,693)
                                                         --------      --------
                                                          157,366       102,272
                                                         ========      ========


          See accompanying notes to consolidated financial statements.

                   Technical Environment Solutions, Inc.
                  Consolidated Statements of Operations


                                                 Years Ended December 31,
                                            1995          1996           1996
                                             DM            DM            US $
                                         ----------    ----------    ----------

Sales                                       577,564       293,814       190,950
Cost of operations                          351,364       177,343       115,255
                                         ----------    ----------    ----------
Gross profit                                226,200       116,471        75,694

Other costs and expenses:
  General and administrative                323,972       271,344       176,346
                                         ----------    ----------    ----------
(Loss) from operations                      (97,772)     (154,873)     (100,652)

Other income and (expense):
  (Loss) from sale of assets                   --         (10,270)       (6,674)
  Interest income                             4,780         1,240           806
  Interest expense                          (28,595)      (43,517)      (28,282)
                                         ----------    ----------    ----------
                                            (23,815)      (52,547)      (34,150)

(Loss) before income taxes                 (121,587)     (207,420)     (134,802)
Provision for income taxes                     --            --            --
                                         ----------    ----------    ----------

Net (loss)                                 (121,587)     (207,420)     (134,802)
                                         ==========    ==========    ==========


Per share information:
Net (loss) per share                          (0.08)        (0.14)        (0.09)
                                         ==========    ==========    ==========

 Weighted average shares outstanding      1,507,176     1,508,134     1,508,134
                                         ==========    ==========    ==========






          See accompanying notes to consolidated financial statements.

                      Technical Environment Solutions, Inc.
                 Consolidated Statement of Stockholders' Equity
                     Years Ended December 31, 1996 and 1995



                                     Common Stock       Accumulated
                                  Shares       Amount     Deficit       Total
                                                 DM         DM           DM
                                 ---------   ---------   ---------    ---------

Balance, December 31, 1994       1,505,134      90,870    (362,739)    (271,869)

Common shares issued for cash        3,000      30,490                   30,490

Net loss for the year                 --          --      (121,587)    (121,587)
                                 ---------   ---------   ---------    ---------

Balance, December 31, 1995       1,508,134     121,360    (484,326)    (362,966)

Net loss for the year                 --          --      (207,420)    (207,420)
                                 ---------   ---------   ---------    ---------

Balance, December 31, 1996       1,508,134     121,360    (691,746)    (570,386)
                                 =========   =========   =========    =========







          See accompanying notes to consolidated financial statements.




                         Technical Environment Solutions, Inc.
                         Consolidated Statements of Cash Flows


                                                          Years Ended December 31,
                                                        1995        1996        1996
                                                         DM          DM         US $
                                                      --------    --------    --------

Net (loss)                                            (121,576)   (207,420)   (134,802)
  Adjustments to reconcile net (loss) to net
   cash (used in) operating activities:
   Loss on sale of fixed assets                           --        10,270       6,674
   Depreciation                                         36,794      22,902      14,884
   Interest added to shareholder loans                   3,781       3,948       2,566
Changes in assets and liabilities:
    (Increase) decrease in accounts receivable          (7,729)    (14,231)     (9,249)
    (Increase) decrease in prepaid expenses                214         411         267
    (Increase) decrease in other assets                (38,177)     45,624      29,651
    Increase (decrease) in accounts payable and
        accrued expenses                               (28,597)     10,847       7,049
                                                      --------    --------    --------
       Total adjustments                               (33,714)     79,771      51,843
                                                      --------    --------    --------
  Net cash (used in) operating activities             (155,290)   (127,649)    (82,959)
                                                      --------    --------    --------

Cash flows from investing activities:
   Proceeds from sale of assets                           --        16,500      10,723
   Increase in investments                             (10,000)       --          --
   Purchase of fixed assets                             (3,748)       --          --
                                                      --------    --------    --------
Net cash provided by (used in) investing activities    (13,748)     16,500      10,723
                                                      --------    --------    --------

Cash flows from financing activities:
   Advances from stockholders                              --      230,000     149,477
   Proceeds from sale of common stock                   30,490        --          --
   Repayment of notes payable - bank                   (34,213)    (34,448)    (22,388)
   Repayment of stockholder advances                    (6,900)     (6,900)     (4,484)
   Proceeds from notes payable - other                 168,410        --          --
   Repayment of notes payable - other                     --      (100,000)    (64,990)
                                                      --------    --------    --------
  Net cash provided by
   financing activities                                157,787      88,652      57,615
                                                      --------    --------    --------

Increase (decrease) in cash                            (11,251)    (22,497)    (14,621)
Cash and cash equivalents,
 beginning of period                                    36,455      25,204      16,380
                                                      --------    --------    --------
Cash and cash equivalents,
 end of period                                          25,204       2,707       1,759
                                                      ========    ========    ========





             See accompanying notes to consolidated financial statements.


                      Technical Environment Solutions, Inc.
                   Notes to Consolidated Financial Statements
                                December 31, 1996


Note 1.  Summary of significant accounting policies.

Technical Environment Solutions, Inc. and subsidiary (the "Company) is in the business of recycling surplus and obsolete electronic equipment. The Company's operations to date have been carried out solely within Germany by its wholly owned subsidiary Technical Environment Solutions GmbH, (TES GmbH). These operations consist of dismantling and disposing of electronic equipment secured from customers. The Company has used independent recycling companies to complete the disposal process, however, during 1997, the Company has secured plant facilities necessary to begin certain processing functions on its own.
Additionally, during 1997, the Company formed TES Oecon AG, a wholly owned subsidiary which plans to establish a technical school for training electronic recycling workers for itself and others.

The Company was incorporated in Colorado on June 21, 1994.

The accompanying financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). The Company maintains its financial records in accordance with the German Commercial Code, which represents generally accepted accounting principles in Germany ("German GAAP"). Generally, accepted accounting principles in Germany vary in certain significant respects from U.S. GAAP. Accordingly, the Company has recorded certain adjustments in order that these financial statements be in accordance with U.S. GAAP.

Solely for the convenience of the reader, the accompanying consolidated financial statements as of and for the year ended December 31, 1996, have been translated into United States dollars. ("U.S. $") at the rate of DM1.5387 per U.S. $1.00 the Noon Buying Rate of the Federal Reserve Bank of New York on December 31, 1996. The translations should not be construed as a representation that the amounts shown could have been, or could be, converted into U.S. dollars at that or any other rate.


     Principles of consolidation
The  consolidated  statements  include  the  accounts  of the  Company  and  its
wholly-owned   subsidiaries.   All   significant   inter-company   accounts  and
transactions have been eliminated in consolidation.

     Cash and cash equivalents
The Company considers all highly-liquid investments purchased with a maturity of three months or less to be cash equivalents.

     Fair value of financial instruments
The Company's financial instruments consist of cash and cash equivalents and accounts receivable and payable. The carrying amounts of such financial instruments approximate fair value because of the short maturity of these instruments.

     Property and equipment
Property and equipment are stated at cost. Depreciation is provided for using the straight line method over estimated useful lives of five to seven years for equipment and the remaining lease term for leasehold improvements. Depreciation expense amounted to DM22,122 and DM31,981 for the years ended December 31, 1996 and 1995, respectively.

     Revenue recognition
Revenue is recorded when services are performed. Sales amounts included in the foregoing Consolidated Statement of Operations consist of gross contract amounts paid to the Company by its customers for the removal of recyclable materials.

     Advertising
Advertising expenses are charged to expense upon first showing. The Company did not incur significant amounts of advertising during the periods presented.

     Net loss per share
Net loss per share of common stock is computed based on the weighted average number of common shares outstanding during the year. Common stock equivalents were anti-dilutive and were excluded from the computation.

     Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the periods presented. Actual results could differ from those estimates making it reasonably possible that a change in these estimates could occur in the near term.

     Stock-based Compensation
The Company  adopted  Statement  of Financial  Accounting  Standard No. 123 (FAS
123), Accounting for Stock-Based Compensation beginning with the Company's first quarter of 1996.

Upon adoption of FAS 123, the Company when required will continue to measure compensation expense for any stock-based employee compensation plans using the intrinsic value method prescribed by APB No. 25, Accounting for Stock Issued to Employees, and will provide pro forma disclosures of the effect on net income and earnings per share as if the fair value-based method prescribed by FAS 123 had been applied in measuring compensation expense.

     Recent Pronouncements
In 1996 Financial Accounting Standards No. 125 (FAS 125) Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities was issued. FAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. The Company will adopt FAS 125 in 1997. Adoption of FAS 125 is not expected to have a material effect on the Company's consolidated financial position or operating results.


Note 2. Investments

During July 1995, the Company invested DM10,000 in Okologik Ag, a German company engaged in the production and conservation of energy by alternative means. The Company's 1,334 shares represent less than 2% of total shares outstanding. As yet, no market exists for the stock and the Company has accounted for its investment at cost.


Note 3. Notes payable and long-term debt

Notes payable - banks at December 31, 1996 consists of a bank line of credit having a balance at December 31, 1996 of DM32,316. The line of credit bears interest at 7.75% per annum and had DM17,684 additional credit available at that date. The Company also has a term loan with the bank having a remaining principal balance due at December 31, 1996 of DM188,248. The loan bears interest at 7.75% per annum and is due in installments of DM1,875 monthly through July 2010 and is collateralized by the personal residence of the Company's president and major shareholder. Amounts due on the term loan are as follows: 1997 - DM8,197, 1998 - DM8,856, 1999 - DM9,568, 2000 - DM10,336, 2001 - DM11,166 and
thereafter - DM140,124.

During 1995, the Company sold DM210,000 of convertible debentures to thirteen individual investors in Germany. The debentures bear interest at 10.75% per annum and are due in March 1999. The debentures are convertible into shares of the Company's common stock, however none were converted. During 1996, DM100,000 plus accrued interest was repaid to certain of the investors. The balance of the debentures plus accrued interest were repaid subsequent to December 31, 1996.

Note 4.  Income taxes.

At December 31, 1996 the Company had approximately DM690,000 of unused net operating loss deductions in Germany that may be carried forward indefinitely.

A valuation allowance of DM345,000 was provided at December 31, 1996 for net operating loss carryforwards which more likely than not will not be utilized prior to their expiration.


Note 5. Commitments and contingencies

The Company is obligated for non-cancelable operating lease payments with initial terms exceeding one year relating to office space and warehouse space. The lease agreements require future minimum lease payments as follows:

Year Ending December 31,         Amount
1997                             81,873
1998                            194,522
1999                            196,233
2000                            196,233
2001                            196,233
Thereafter                      199,899
                               --------
                              1,064,993

Rent expense in 1996 and 1995 was DM48,239 and DM49,020, respectively.

The Company has entered into employment contract with its president which provides for an annual salary of DM96,000 per year through June 1999.

Note 6. Related party transactions

A shareholder of the Company who is also wife of the Company's president made loans aggregating DM130,000 to the Company during the year ended December 31, 1996. The loans bear interest at between 8% and 9.25% per annum and are due DM50,000 in 2000 and DM50,000 in 2001 plus accrued interest. Additionally, during 1993, the shareholder advanced DM25,000 to the Company of which DM6,900 was repaid in each of the years 1995 and 1996. The advance bears interest at 8% per annum. Interest included in the loan balance at December 31, 1996 amounted to DM7,729. Additionally, during 1996, the Company's president and major shareholder advanced DM100,000 to the Company's German subsidiary. The amount bears interest at 6% per annum beginning January 1, 1998 and the interest is due in at the end of each calendar year. The loan principal is due in full on December 31, 2001.


Note 7. Stockholders' equity

During the periods covered by these financial statements the Company issued securities in reliance upon an exemption from registration with the Securities and Exchange Commission. Although the Company believes that the sales did not involve a public offering and that it did comply with the exemptions from registration, it could be liable for rescission of said sales if such exemption was found not to apply. The Company has not received a request for rescission of shares nor does it believe that it is probable that its shareholders would pursue rescission nor prevail if such action were undertaken

During the year ended December 31, 1995, the Company issued 3,000 shares of its no par value common stock for cash aggregating DM30,490.

The Company has established a stock option plan for directors, management, key employees, consultants and technical advisers whereby an aggregate of 500,000 options to purchase common stock of the Company may be granted. The grant price of the options will be equal to the market price for the Company's common stock at the date the options are granted. No options have been granted under the plan through the date of these financial statements.

Note. 8. Concentrations and information about major customers

During 1996 and 1995, all of the Company's revenue from recycling operations was derived from sales within Germany. The Company has one major customer, Seimens Nixdorf AG which accounted for 10% and 40% of its sales during 1996 and 1995 respectfully.

The Company has to date functioned as an intermediary in carrying out its recycling operations. The Company has used the services of Fuchs AG to complete the disposal of all recycled materials.


Note 9. Subsequent events

During the period from February 1997 to June 1997, the Company sold an aggregate of 233,476 shares of its common stock to a group of German individuals for gross cash proceeds of DM2,541,206. Costs associated with the offering amounted to DM512,656.

During October 1997, the Company entered into a long term lease agreement for an office and warehouse facility in Germany that it plans to use for recycling operations. The lease provides for monthly rental payments of DM10,800 through December 31, 2001. The annual lease cost is included in disclosure provided in
Note 5. The lease contract includes a purchase option whereby the Company may acquire the property for DM2,200,000 if the option is exercised before December 31, 2000.

                      Technical Environment Solutions, Inc.
                           Consolidated Balance Sheet
                               September 30, 1997
                                   (Unaudited)

                       ASSETS
                       ------
                                                          DM             US $
                                                      ----------     ----------
Current assets:
  Cash                                                 1,064,270        604,825
  Accounts receivable, trade                              35,388         20,111
  Loan receivable                                         50,000         28,415
  Prepaid expenses                                         4,085          2,322
                                                      ----------     ----------
      Total current assets                             1,153,744        655,673

Property and equipment, at cost, net of
  accumulated depreciation of DM 49,901                  167,266         95,057

Investment                                                10,000          5,683
Note receivable                                           50,000         28,415
Deposits                                                 310,244        176,312
                                                      ----------     ----------
                                                       1,691,254        961,140
                                                      ==========     ==========
        LIABILITIES AND STOCKHOLDERS' EQUITY
        ------------------------------------

Current liabilities:
  Notes payable - banks                                  182,159        103,521
  Notes payable - others                                  90,000         51,147
  Accounts payable                                        61,787         35,114
  Accrued expenses                                        33,861         19,243
                                                      ----------     ----------
      Total current liabilities                          367,807        209,025

  Loans from shareholders                                237,750        135,113

Stockholders' equity:
 Common stock, no par value,
  20,000,000 shares authorized,
  1,741,610 shares issued and outstanding              2,130,765      1,210,914
 Additional paid-in capital                                 --             --
 Accumulated deficit                                  (1,045,068)      (593,912)
                                                      ----------     ----------
                                                       1,085,697        617,002
                                                      ----------     ----------
                                                       1,691,254        961,140
                                                      ==========     ==========



          See accompanying notes to consolidated financial statements.

                      Technical Environment Solutions, Inc.
                      Consolidated Statements of Operations
                                   (Unaudited)

                                             Nine Months Ended September 30,
                                            1996          1997          1997
                                             DM            DM           US $
                                         ----------    ----------    ----------

Sales                                       209,052       256,226       145,613
Cost of operations                          141,693       140,855        80,048
                                         ----------    ----------    ----------
Gross profit                                 67,359       115,371        65,565

Other costs and expenses:
  General and administrative                227,134       448,939       255,132
                                         ----------    ----------    ----------
(Loss) from operations                     (159,775)     (333,568)     (189,567)

Other income and (expense):
  Gain (loss) from sale of assets            16,637          --            --
  Interest income                               461         4,582         2,604
  Interest expense                          (29,063)      (24,337)      (13,831)
                                         ----------    ----------    ----------
                                            (11,965)      (19,755)      (11,227)

(Loss) before income taxes                 (171,740)     (353,323)     (200,793)
Provision for income taxes                     --            --            --
                                         ----------    ----------    ----------

Net (loss)                                 (171,740)     (353,323)     (200,793)
                                         ==========    ==========    ==========


Earnings (loss) per share:
 Net income (loss)                            (0.11)        (0.21)        (0.12)
                                         ==========    ==========    ==========

 Weighted average shares outstanding      1,507,176     1,654,492     1,654,492
                                         ==========    ==========    ==========



          See accompanying notes to consolidated financial statements.




                            Technical Environment Solutions, Inc.
                            Consolidated Statements of Cash Flows
                                       (Unaudited)


                                                          Nine Months Ended September 30,
                                                         1996          1997          1997
                                                          DM            DM           US $
                                                      ----------    ----------    ----------
  Net cash (used in)
   operating activities                                 (128,460)     (303,757)     (172,624)
                                                      ----------    ----------    ----------

Cash flows from investing activities:
   Acquisition of property and equipment                    --        (150,003)      (85,247)
   Proceeds from sale of assets                           16,500          --            --
   Deposit on building purchase                             --        (307,835)     (174,943)
   Increase in notes receivable                             --        (100,000)      (56,830)
                                                      ----------    ----------    ----------
Net cash provided by (used in) investing activities       16,500      (557,838)     (317,019)
                                                      ----------    ----------    ----------

Cash flows from financing activities:
   Repayment of stockholder advances                        --        (111,179)      (63,183)
   Proceeds from sale of stock                              --       2,028,550     1,152,825
   Increase in deferred offering costs                      --         (35,808)      (20,350)
   Capital contribution by shareholder                      --            --            --
   Increase in stockholder advances                      232,219       100,000        56,830
   Repayment of notes payable                           (143,098)      (58,405)      (33,192)
                                                      ----------    ----------    ----------
  Net cash provided by

   financing activities                                   89,121     1,923,158     1,092,931
                                                      ----------    ----------    ----------


Increase (decrease) in cash                              (22,839)    1,061,563       603,287
Cash and cash equivalents,

 beginning of period                                      25,204         2,707         1,538
                                                      ----------    ----------    ----------
Cash and cash equivalents,

 end of period                                             2,365     1,064,270       604,825
                                                      ==========    ==========    ==========





                See accompanying notes to consolidated financial statements.


                      Technical Environment Solutions, Inc.
                     Notes to Unaudited Financial Statements


Basis of presentation

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions incorporated in Regulation 10-SB of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments and accruals) considered necessary for a fair presentation have been included.

The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year. The accompanying financial statements should be read in conjunction with the Company's financial statements for the year ended December 31, 1996, included elsewhere herein.

Loss per share was computed using the weighted average number of common shares outstanding.

During the period from February 1997 to June 1997, the Company sold an aggregate of 233,476 shares of its common stock to a group of German individuals for gross cash proceeds of DM2,541,206. Costs associated with the offering amounted to DM512,656.

During October 1997, the Company entered into a long term lease agreement for an office and warehouse facility in Germany that it plans to use for recycling operations. The lease provides for monthly rental payments of DM10,800 through December 31, 2001. The lease contract includes a purchase option whereby the Company may acquire the property for DM2,200,000 if the option is exercised before December 31, 2000.

During 1995, the Company sold DM210,000 of convertible debentures to thirteen individual investors in Germany. The debentures bear interest at 10.75% per annum and were due in March 1999. The debentures were to be convertible into shares of the Company's common stock , however, none were converted. During 1996, DM100,000 plus accrued interest was repaid to certain of the investors. The balance of the debentures plus accrued interest were repaid subsequent to December 31, 1996.

PART III--Complete Exhibits List

Item 1.  Index to Exhibits

  Exhibit Number         Description of Exhibit
  --------------         ----------------------

  3(i)                   Articles of Incorporation

  3(ii)                  Bylaws

  4(i)                   Form of Stock Certificate*

  4(ii)                  Form of Convertible Debenture*

  4(iii)                 Stock Option Plan*

  10(i)                  Employment Contract of Gerd Behrens dated May 19, 1992*

  10(ii)                 Lease for Impler Strasse office*

  10(iii)                Lease for building in Landsberg am Lech*

  10(iv)                 Lease for building #2 (Halle) at Landsberg am Lech*

  23                     Consent of James E. Scheifley & Associates, P.C.

-------------------

*   To be filed by amendment

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     TECHNICAL ENVIRONMENT SOLUTIONS, INC.
                                     (Registrant)


Date:  February 6, 1998              By:  /s/ Gerd Behrens
                                         -----------------
                                         Gerd Behrens, President and a Director


Date:  February 6, 1998              By: /s/ Frank Behrens
                                         -----------------
                                         Frank Behrens, Secretary and a Director


Date:  February 6, 1998              By: /s/ Jutta Behrens
                                         -----------------
                                         Jutta Behrens, Treasurer and a Director